Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

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8.2.	Remedies	28

ARTICLE 9 DISCLAIMER		28

ARTICLE 10 ASSUMPTION AND RETENTION AND INDEMNIFICATION		29

10.1.	Buyer’s Assumption of Liabilities and Obligations	29
10.2.	Sellers’ Retention of Liabilities and Obligations	29
10.3.	Indemnification	30
10.4.	Procedure	30
10.5.	No Insurance; Subrogation	32
10.6.	Reservation as to Non-Parties	32
10.7.	LIMITATIONS ON DAMAGES	32
10.8.	Occasional Sale	32

ARTICLE 11 ARBITRATION AND MEDIATION		32

ARTICLE 12 MISCELLANEOUS		33

12.1.	Notices	33
12.2.	Reservations and Exceptions	34
12.3.	Entire Agreement	34
12.4.	Survival	34
12.5.	Assignability	35
12.6.	Publicity	35
12.7.	Further Assurance	35
12.8.	Destruction	35
12.9.	Headings	35
12.10.	Counterpart Execution	36
12.11.	Severance	36
12.12.	Relationship of the Parties	36
12.13.	No Third-Party Beneficiaries	36
12.14.	Governing Law	36
12.15.	Audit Rights	36
12.16.	Non-Disclosure of Purchase Price	37

ARTICLE 13 SELLER GROUPS DEFINED & AUTHORIZATIONS		37

13.1.	[Seller Group] Defined	37
13.2.	[Seller Group] Authorization	37

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List of Schedules Omitted from the Agreement

Pursuant to Item 601(b)(2) of Regulation S-K, certain exhibits and schedules to this Agreement have been omitted. A list briefly identifying the contents of the omitted schedules is set forth below. The Registrant agrees to furnish supplementally a copy of any omitted exhibits or schedules to the Securities and Exchange Commission upon request.

EXHIBITS AND SCHEDULES

Exhibit “A”	Leases, Lands and Wells
Exhibit “A-1”	Allocated Values
Exhibit “A-2”	Individual Sellers’ Interests
Exhibit “B”	Form of Assignment and Bill of Sale
Exhibit “C”	Form of Escrow Agreement
Exhibit “D”	Form of Letter In Lieu of Transfer or Division Order
Exhibit “E”	Form of Affidavit of Non-Foreign Status
Exhibit “F”	Saltwater Disposal Agreement
Schedule 2.2(e)	Excluded Properties
Schedule 5.1(q)	Material Agreements
Schedule 5.1(v)	Capital Expenditures
Schedule 5.1(x)	Consents to Assign

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (referred to herein as this “Agreement”) is between [COMPANY 1] LP, a Texas limited partnership, whose address is [Address] (“[Company 1]”) and [COMPANY 2], whose address is [Address], ([Company 1] and [Company 2], collectively referred to herein as “Sellers,” and each individually a “Seller”), [SELLER LLC], a Texas limited liability company, whose address is [Address], (“[Seller LLC]”) and ATHLON HOLDINGS LP, a Delaware limited partnership, whose address is 420 Throckmorton, Suite 1200, Fort Worth, Texas 76102 (referred to herein as the “Buyer”) is made and entered into as of July 25, 2014.  Buyer and Sellers are sometimes referred to collectively as the “Parties” and, individually, as a “Party.”  For the purposes of this Agreement, a “Person” shall mean any individual, corporation, partnership, association, trust, limited liability company or other entity or organization.

Sellers and Buyer, for and in consideration of the mutual promises and covenants under this Agreement, the benefits to be derived by each Party, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE 1
RECITALS

A.                                    Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, certain oil and gas properties and related properties on the terms and conditions set forth in this Agreement.

B.                                    [Seller LLC] is a Party only for the purposes of evidencing its agreement to enter into and to assign Contracts in its name and any other rights or appurtenances it may have relating to the Properties (but not the Excluded Properties) in its capacity as operator for Sellers.

ARTICLE 2
PURCHASE AND SALE

2.1.                            Purchase and Sale.  Sellers agree to sell and convey to Buyer the Properties (as defined in Section 2.2), and Buyer agrees to purchase the Properties, subject to the terms and conditions of this Agreement.

2.2.                            Properties Defined.  The interests described as follows and on Exhibit “A” (collectively, the “Properties”), except as excluded in Section 2.2(e):

(a)                                 Leases, Lands, Wells and Pooling and Unitization Agreements.  (i) The oil, gas and mineral leases, leasehold estates, mineral interests, surface interests and operating rights interests set forth in Exhibit “A”, together with each and every kind and character of right, title, claim or interest which Sellers have in and to the lands described or referred to in Exhibit “A” or described or referred to in, or covered by, an instrument described on Exhibit “A” (collectively, the “Lands”), including the working and net revenue interests set forth on Exhibits “A-1” & “A-2” (collectively, the “Leases”); (ii) the oil wells, gas wells, water wells, supply wells, disposal wells, and injection wells located on the Lands or lands pooled with the Leases (other than those described on Schedule 2.2(e)), whether producing, not producing, shut-in or temporarily abandoned, including, without limitation, those described on Exhibit “A-1” (the “Wells”); and (iii) the units, pooled acreage, spacing or proration units, and other allocations of acreage applicable to the Wells established by or in accordance with the applicable agreements and/or applicable state, federal or local law (collectively, the “Oil and Gas Interests”);

(b)                                 Production.  All oil, gas, and other hydrocarbons (“Hydrocarbons”) produced from or allocable to the Oil and Gas Interests for periods on or after the Effective Time (as defined in Section 2.3) and the proceeds therefrom;

(c)                                  Equipment.  All personal property, equipment, pipelines, flowlines, saltwater disposal pipelines upstream of the Delivery Points (as defined in the Saltwater Disposal Agreement referred to in Schedule 5.1(q)), fixtures, and improvements appurtenant to or located on the Oil and Gas Interests, or used or obtained in connection with the ownership or operation of the Oil and Gas Interests; and

(d)                                 Easements, Contracts, Land Files and Records.  (i) All surface leases, easements, permits, licenses, servitudes, rights-of-way, and similar rights appurtenant to or used or held in connection with the production, gathering, treatment, processing, storage, sale or disposal of Hydrocarbons or water produced from the Oil and Gas Interests; (ii) the unitization agreements, pooling agreements, unit declarations, farmout agreements, operating agreements, and other agreements listed or described on Schedule 5.1(q) (the “Contracts”); and (iii) all Records as are defined in Section 7.4 (b); ); however Seller retains such rights under this Section 2.2(d) to the extent necessary to enjoy the use and access to its other properties, leases and lands.

(e)                                  Excluded Properties.  The following are specifically excluded from the Properties (the “Excluded Properties”):

(i)            any contract or agreement which is not listed or described as a Contract on Schedule 5.1(q) unless Buyer accepts assignment and delivery of such contract or agreement in writing;

(ii)           all drilling rig contracts;

(iii)          all of Sellers’ trade credits, accounts receivable, notes receivable and other receivables attributable to Sellers’ interest in the Properties with respect to any period of time prior to the Effective Time; all deposits, cash, checks in process of collection, cash equivalents and funds attributable to Sellers’ interest in the Properties with respect to any period of time prior to the Effective Time; and all proceeds, benefits, income or revenues accruing (and any security or other deposits made) with respect to the Properties prior to the Effective Time;

(iv)                              all claims and causes of action of Sellers arising from acts, omissions, events or damage to or destruction of the Properties occurring prior to the Effective Time;

(v)                                 all amounts due or payable to Sellers as adjustments or refunds under any contracts or agreements, including take-or-pay claims and all claims arising from open and any future audits affecting the Properties respecting periods prior to the Effective Time;

(vi)                              those certain easements, surface leases, right-of—way, produced water disposal agreements (unless specifically conveyed), other contractual rights, equipment, disposal wells and other real or personal property, fixtures and appurtenances described on Schedule 2.2(e) and associated with the Maprock Salt Water Disposal System operated by [Seller LLC]

(vii)                           temporary fracing/water transfer pumps and mobile water pipe; and

Notwithstanding the fact that the description of certain Properties on Exhibits “A-1” and/or “A-2” may contain language limiting the rights in such Properties to certain depths and/or certain lands, it is the intent of Sellers and Buyer that the Properties include, and the Properties shall include, all rights, title and interests of Sellers in and to all the Oil and Gas Interests other than the Excluded Properties.  For the purposes of the Assignment, Exhibit “A-1” thereto shall omit all information concerning working interest, net revenue interest, depth limitations, and Allocated Values.

2.3.                            Effective Time.  The transfer of the Properties shall occur at Closing, which is defined in Section 7.1, but shall be effective as of 7:00 a.m., local time, on August 1, 2014, where the Properties are located (the “Effective Time”).

2.4.                            Oil in Storage.  All Oil in Storage at the Effective Time, including working inventory, shall be for the account of Sellers.  “Oil in Storage”, for purposes of this Agreement, will mean all oil which was produced from the Properties and which was, at the Effective Time, stored in tanks located on the Properties (or located elsewhere but used by Sellers to store oil produced from the Properties prior to delivery to oil purchasers) and above pipeline connections.  Subject to the provisions of Section 7.5, Oil in Storage will be valued based on the realized price received by Sellers for oil sales from the Properties as of the Effective Time.

ARTICLE 3
PURCHASE PRICE

3.1.                            Purchase Price and Other Consideration; Allocations.

(a)                                 Amount.  The purchase price for the Properties shall be TWO HUNDRED NINE MILLION THREE HUNDRED THOUSAND US DOLLARS ($209,300,000), subject to adjustment as hereinafter provided (the “Purchase Price”). The Purchase Price is based upon a 100% working interest in the Properties. Sellers shall deliver Buyer its 98% working interest in the Properties at Closing and Sellers’ portion of the Purchase Price shall be $205,114,000, subject to adjustment as hereinafter provided. [WI Owner 1] (“[WIO1]”) owns 1% working interest in the Properties and [WI Owner 2] (“[WIO2]”) owns 1% working interest in the Properties, as shown on Exhibit “A-2”. If on or before August 15, 2014, [WIO1] elects to sell all its interests under this Agreement, Buyer shall pay [WIO1] $2,093,000 (1% portion of the Purchase Price), subject to adjustment as hereinafter provided. If on or before August 15, 2014, [WIO2] elects to sell all its interests under this Agreement, Buyer shall pay [WIO2] $2,093,000 (1% portion of the Purchase Price), subject to adjustment as hereinafter provided.

(b)                                 Allocation.  Sellers and Buyer have allocated the unadjusted Purchase Price among the Properties, including the undeveloped locations and behind pipe intervals, as set forth on Exhibit “A-1” attached hereto.  The “Allocated Value” for any individual property or group of properties valued together (such single property or group of properties valued together listed individually in Exhibit “A-1”, a “Property”) equals the portion of the unadjusted Purchase Price allocated to such Property on Exhibit “A-1”, and such Allocated Value shall be used for the purpose of (1) establishing a basis for certain taxes, and (2) giving notices of value to the owners of preferential rights to purchase the Properties, if any, (3) determining the value of Title Defects, if any, and (4) allocation of the Purchase Price to each individual Seller.  Buyer and Sellers agree (a) that the Allocated Values, as adjusted, shall be used by Sellers and Buyer as the basis for reporting Property values and other items for purposes of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and all other federal, state and local tax returns, including Internal Revenue Service Form 8594, and (b) that neither they nor their affiliates will take positions inconsistent with such Allocated Values in notices to Governmental Authorities, in audit or other proceedings with respect to taxes, in notices to holders of preferential rights, or in other documents or notices relating to the transactions contemplated by this Agreement.

(c)                                  All amounts required under this Article 3 to be paid by Buyer to Sellers shall be made by wire transfer of immediately available funds to no more than four (4) accounts designated by Sellers which designation shall be made on or before the date said payment is due.  These amounts are subject to further adjustment after the Closing as provided in this Agreement.  Sellers may delay or refuse to proceed with the Closing should Buyer refuse or fail to comply with the payment provisions set forth herein.  This right on the part of Sellers is in addition to all other rights and remedies Sellers may have under this Agreement, at law, or in equity.

(d)                                 Each Party shall have the right, at any time prior to the Closing, to assign all or a portion of their rights under this Agreement to a qualified intermediary (a “QI”), in order to accomplish the transaction in a manner that will comply, either in whole or in part with the requirements of a like kind exchange pursuant to §1031 of the Code (such transaction, a “Like-Kind Exchange”).  In the event any Party (in its capacity as an exchanging party, referred to in this Section 3.1(d) as an “Exchanging Party,” and any party not so exchanging, a “Non-Exchanging

Party”) intends to assign its rights under this Agreement pursuant to this Section 3.1(d), each Seller who is an Exchanging Party agrees to notify Buyer in writing of such assignment on or before Closing and Buyer, if it is an Exchanging Party, agrees to notify each Seller in writing of such assignment on or before Closing.  If any Party so assigns its rights under this Agreement, the Parties consent to each Exchanging Party’s assignment of its rights in this Agreement.  Provided Buyer receives timely notice of such assignment by any Seller who is an Exchanging Party as required and set forth in the this Section 3.1(d), Buyer will deliver the Purchase Price or the applicable portion thereof by wire transfer to the qualified escrow or qualified trust account at the Closing; provided, however, Buyer shall not be required to wire to more than four (4) accounts.  Sellers and Buyer acknowledge and agree that a whole or partial assignment of this Agreement to a QI shall not release any Seller or Buyer from, or expand, any of their respective liabilities and obligations to each other under this Agreement.  A Non-Exchanging Party shall not be obligated to pay any additional costs or incur any additional obligations if such costs are the result of a Like-Kind Exchange hereunder, and each Exchanging Party agrees to hold harmless, defend and indemnify each other Party from and against all costs, expenses, claims, losses and liabilities, if any, incurred by or to which such other Party may be exposed as the result of any such Exchanging Party’s Like-Kind Exchange.  In addition, (i) the consummation of the transactions described in this Agreement shall not be delayed or affected by reason of such Like-Kind Exchange nor shall the consummation or accomplishment of such Like-Kind Exchange be a condition precedent or condition subsequent to any Party’s obligations under this Agreement; (ii) Sellers and Buyer shall not, by this Agreement or acquiescence to such Like-Kind Exchange, have their respective rights under this Agreement affected or diminished in any manner; and (iii) no Party shall, by this Agreement or acquiescence to such Like-Kind Exchange, be responsible for compliance with or deemed to have warranted to any Exchanging Party that such Like-Kind Exchange in fact complies with Section 1031 of the Code or any state or local tax law.  If any Like-Kind Exchange contemplated by a Party should fail to occur, for whatever reason, the transactions contemplated in this Agreement shall nonetheless be consummated as provided herein.

(e)                                  The Parties and BOKF, NA DBA Bank of Texas (the “Escrow Agent”) will enter into a mutually acceptable escrow agreement with Agent (as defined in Section 13.2) and Buyer substantially in the form of Exhibit “C” attached hereto (the “Escrow Agreement”), pursuant to which Buyer shall deposit, by the end of the third business day following both Parties’ execution of this Agreement, in an escrow account (“Escrow Account”), by wire or account transfer of immediately available funds, an amount equal to five percent (5.0%) of the unadjusted Purchase Price (the “Deposit”).  Sellers and Buyer shall each pay one-half of all fees related to the Escrow Account.  The Deposit together with accrued interest shall be credited against the Purchase Price at Closing.  In the event of a termination of this Agreement, Buyer and Agent, on behalf of Sellers, shall immediately deliver instructions to the Escrow Agent to deliver the amounts in the Escrow Account to the Party entitled to the same as follows:

(i)            if this Agreement is terminated by mutual written agreement of the Parties as provided in Section 8.1(d), Buyer shall be entitled to receive the Deposit, with accrued interest (if any);

(ii)           if this Agreement is terminated by Buyer or Sellers pursuant to the termination right provided in Section 8.1(a), Buyer shall be entitled to receive the Deposit with accrued interest (if any);

(iii)          if this Agreement is terminated by Buyer pursuant to the termination right provided in Section 8.1(b), Buyer shall be entitled to receive the Deposit with accrued interest (if any);

(iv)          if this Agreement is terminated by Sellers pursuant to the termination right provided in Section 8.1(c), and at the time of such termination, Buyer is in material breach or material default of this Agreement, Sellers shall be entitled to receive the Deposit with accrued interest (if any), which amount shall constitute liquidated damages and Sellers’ sole and exclusive damages for any breach by Buyer of this Agreement;

(v)           if the Closing does not occur and this Agreement is terminated for any other reason than as set forth in Section 3.1(e)(iv) above, Buyer shall be entitled to receive the Deposit with accrued interest (if any); and

(vi)          if Closing occurs, Sellers shall apply the Deposit with accrued interest (if any) towards the Purchase Price.

(f)                                   At Closing, Buyer shall pay to Sellers the Purchase Price, less an amount equal to the Deposit with accrued interest (if any) and less any adjustments as set forth in Section 7.5.

ARTICLE 4
TITLE & ENVIRONMENTAL

4.1.                            General Access.  Immediately upon execution of this Agreement and prior to Closing, Sellers will provide Buyer, at Buyer’s sole risk, cost and expense, access at all reasonable times to the Properties and to the files, records, contracts, correspondence, maps, data, reports, plats, title opinions and title reports and other documents of Sellers pertaining to the Properties for purposes of conducting due diligence to determine the existence of any Title Defects and/or Environmental Defects.

4.2.                            Sellers’ Title.  Each Seller hereby warrants and represents, by through and under each Seller, but not otherwise, to Buyer that each Seller’s title to the Properties as of the Effective Time is (and as of the Closing will be) free of “Title Defects”, as defined below.

4.3.                            Title Defect.  The term “Title Defect” as used herein shall mean any encumbrance, encroachment, irregularity, defect in or objection to any Seller’s title to the Properties (except Permitted Encumbrances) that, alone or in combination with other defects, renders each Seller’s title to the Properties less than Defensible Title, as defined in Section 5.1(d) below, including, without limitation: (i) liens securing unpaid indebtedness or taxes; (ii) preferential rights, consents to assignment and similar provisions of the type commonly encountered in the oil and gas industry; (iii) matters indicating that Buyer, or Buyer’s successor could not successfully defend against a claim by any Person that a defect exists as to any Property; (iv) differences between the net revenue interest or the working interest as set out on Exhibits “A-1” & “A-2”, and the net revenue interest and working interest determined by Buyer pursuant to its review of title; (v) obligations to deliver production at a future date without receiving payment therefor at or after the time of delivery based on the then-current market value of such production; and/or (vi) a default by each Seller under some material provision of a Lease, farmout agreement, operating agreement or other Contract affecting any Property.

4.4.                            Permitted Encumbrances.  “Permitted Encumbrances” shall mean: (i) minor defects in title which are created in the ordinary course of business that are of the nature customarily accepted by prudent purchasers of oil and gas properties and do not decrease the net revenue interest for an Oil and Gas Interest below the amount set forth in Exhibits “A-1” & “A-2”, increase the working interest for an Oil and Gas Interest above the amount set forth in Exhibits “A-1” & “A-2” (without a proportionate increase in the net revenue interest set forth in Exhibits “A-1” & “A-2”), do not require the payment of money and otherwise do not have a material adverse effect on the value or operation of the affected portion of the Properties; (ii) liens for labor, services, materials or supplies furnished to the Properties which are not delinquent and which will be paid or discharged in the ordinary course of business; (iii) liens for taxes or assessments not yet due and not delinquent; (iv) Lessor’s royalties, overriding royalties, and similar burdens on the Leases, if the net cumulative effect of such burdens does not operate to reduce the net revenue interest for an Oil and Gas Interest below that set forth on Exhibits “A-1” & “A-2”; and unitization and pooling declarations and agreements and any operating agreements, insofar as such contracts and agreements do not operate to increase the working interest or decrease the net revenue interest of Buyer on Exhibits “A-1” & “A-2” attached hereto for any Oil and Gas Interest; (v) preferential rights to purchase and required third party consents to assignments and similar agreements with respect to which, prior to Closing, (A) waivers or consents are obtained from the appropriate parties, or (B) the appropriate time period for asserting such rights has expired without an exercise of such rights; (vi) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained subsequent to such sale or conveyance; (vii) rights reserved to or vested in any municipality or governmental, statutory, or public authority to control or regulate any of the Properties in any manner, and all applicable laws, rules and orders of any Governmental Authority; (viii) such Title Defects as Buyer shall have waived; and (ix) liens released at Closing.

4.5.                            Notice of Title Defects.  Buyer shall give Sellers notice of any Title Defects as soon as practicable.  The notice shall:

(a)                                 be in writing;

(b)                                 describe in sufficient detail the nature of the Title Defect and include appropriate evidence to substantiate the Title Defect;

(c)                                  state the reduction in the Allocated Value of a Property caused by the Title Defect (the “Title Defect Value”); and

(d)                                 be delivered to Sellers no later than August 22, 2014 (the “Defect Deadline”).

Buyer shall be deemed to have waived all Title Defects as to which Sellers have not been given the notice described in this Section 4.5 by the Defect Deadline.

4.6.                            Remedies for Title Defects.  Sellers shall have until Closing (after receipt of Buyer’s notification as to a specific Title Defect) in which to provide Buyer written evidence that the subject Title Defect has been either cured or removed.  Should Sellers fail or be unable to provide evidence of Title Defect curative or removal to Buyer’s reasonable satisfaction prior to Closing, then the Parties shall proceed as follows:

(a)                                 Sellers shall have the option to attempt to cure the Title Defect on or before September 25, 2014 (the “Post-Closing Cure Deadline”), which option shall be communicated to Buyer no later than two (2) days prior to Closing; in which event Buyer shall have the option either (i) to accept assignment of the Property affected by a Title Defect at Closing, in which case the Purchase Price shall be adjusted downward at Closing by the Title Defect Value asserted by Buyer, or (ii) to exclude such Property (“Excluded Title Defect Property”) from Closing and adjust the Purchase Price downward by an amount equal to the Allocated Value of the Excluded Title Defect Property.

(b)                                 If Sellers cure a Title Defect to Buyer’s reasonable satisfaction prior to the Post-Closing Cure Deadline, then (i) as to an affected Property assigned by Sellers to Buyer at Closing, Buyer shall pay Sellers an amount equal to the Title Defect Value for the affected Property which was deducted from the Purchase Price paid at Closing, and (ii) as to an Excluded Title Defect Property, Sellers shall assign the Excluded Title Defect Property to Buyer (by an instrument substantially in the form of Exhibit “B”), and Buyer shall pay Sellers an amount equal to the Allocated Value of such Excluded Title Defect Property.

(c)                                  If Sellers fail to cure a Title Defect with respect to an Excluded Title Defect Property to Buyer’s reasonable satisfaction by the Post-Closing Cure Deadline, then such Excluded Title Defect Property shall become an Excluded Property.

(d)                                 In the event of a dispute between the Parties concerning (i) the existence and scope of a Title Defect, (ii) any Title Defect Value, or (iii) the adequacy of Sellers’ Title Defect curative materials or Buyer’s reasonable satisfaction therewith (a “Title Disputed Matter”), the Parties agree to attempt to initially resolve such Title Disputed Matter through good faith negotiations.  If the Parties fail to do so, such Title Disputed Matter shall be finally determined by mediation or arbitration pursuant to Article 11 of this Agreement.

If the reduction in the Purchase Price from an aggregate total of all Title Defect adjustments does not exceed One Hundred Thousand Dollars ($100,000), then there shall be no adjustment to the Purchase Price; provided, however, (i)  such limitation shall not apply to any Title Defects created by, through, or under any Seller, and (ii) if the aggregate total of all Title Defect adjustments exceeds One Hundred Thousand Dollars ($100,000), then the Purchase Price shall be reduced by the total amount of such Title Defect adjustments.

Notwithstanding the foregoing, if the aggregate amount of the Title Defect Values, excluding any Title Defects cured by Sellers prior to Closing, but including any Properties excluded under Section 4.6(c), exceeds fifteen percent (15%) of the unadjusted Purchase Price (excluding failure to sell or Close by [WIO1] and/or [WIO2] per Section 3.1(a)), either Buyer or Sellers may terminate this Agreement upon written notice to the other Party delivered no later than 5:00 p.m., Central Time, on the day before the scheduled Closing Date; provided, however, that Buyer, at its sole discretion may elect to waive all or any portion of any Title Defect to reduce the aggregate amount of the Title Defect Values below such percentage, in which event this Agreement shall remain in full force and effect.  If a Party has elected to exercise its right of termination and the other Party does not agree that the right of termination has been triggered, the non-terminating Party shall notify the other Party on or before 5:00 p.m., Central Time, on the day after said notice is received.  Thereafter, the matter shall be treated as a Title Disputed Matter and, unless the Parties are able to resolve such dispute within three (3) days, shall be determined by mediation or binding arbitration pursuant to Article 11.  In the event of an objection over whether the right to terminate has been triggered, the Closing shall be extended until three (3) business days after either (i) the dispute is resolved by the Parties as provided in this Section 4.6, (ii) the dispute has been resolved through mediation to the satisfaction of the Parties pursuant to Article 11, or (iii) the Parties receive a final decision from the arbitrator, whichever is applicable.

If Buyer notifies Sellers of a Title Defect as provided for in Section 4.5 which Buyer desires to have cured and for which an adjustment to the Purchase Price has been made in accordance with the terms of this Agreement, Sellers agree to cooperate with Buyer prior to or after the Closing in endeavoring to cure any such defects (but Sellers shall have no obligation to pay money or to undertake any legal obligation in this regard).  Buyer agrees to bear the cost of examining the title data furnished by Sellers as curative hereunder, if any, or obtained by Buyer.

(e)                                  Consents.  Prior to Closing, Sellers shall use commercially reasonable efforts to obtain all consents to assignment set forth in Schedule 5.1(x).  If, prior to Closing, Sellers fail to obtain a consent to assign, in a form satisfactory to Sellers and Buyer, for the Property affected by the consent to assign (“Affected Property”), notwithstanding the terms to the contrary in Section 8.2, this Agreement shall terminate, and Buyer shall receive prompt return of the Deposit as Buyer’s sole remedy in law or equity. If the consent is not obtained by Closing, Seller shall be free to immediately enjoy all the rights of ownership of the Affected Property and to sell, transfer, encumber or otherwise dispose of the Affected Property to any Party without restriction under this Agreement. Buyer shall reasonably cooperate with Sellers in obtaining any required consent, including providing assurances of reasonable financial conditions, but Buyer shall not be required to expend funds or make any other type of financial or other commitments as a condition of obtaining such consent.

4.7.                            Environmental Defects.

(a)                                 Representations and Warranties.  Buyer is aware that the Properties have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes, or other materials located on or under the Properties.  Equipment and sites included in the Properties may contain asbestos, hazardous substances, or NORM. Notwithstanding anything to the contrary in this Agreement, (a) this Section 4.7 contains all representations and warranties with regard to any Environmental Laws (as hereinafter defined) and, except as expressly set forth in this Section 4.7, SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, REGARDING OR IN ANY WAY RELATING TO OBLIGATIONS OR LIABILITIES UNDER ANY ENVIRONMENTAL LAWS OR THE ENVIRONMENTAL CONDITION OF THE PROPERTIES, and (b) no Seller makes any representation or warranty of any kind whatsoever regarding the presence or absence of any naturally occurring radioactive material (“NORM”) on or near any of the Properties, and Buyer shall not be entitled to any adjustment to the Purchase Price or any other remedy or settlement of any kind whatsoever except as provided for in this Section 4.7, and no Seller shall have any obligation or liability of any kind whatsoever to Buyer or any of its successors or assigns with respect to any NORM.  To the best of Sellers’ knowledge, neither the Properties nor the operation thereof are in violation of any Environmental Laws in any material respect.  Sellers have not received any notice from any Governmental Authority (as hereinafter defined) of any violation of any Environmental Laws.  For purposes of this Agreement, the term “Environmental Laws” shall mean, as to any given Property, all laws, statutes, ordinances, rules and regulations of any Governmental Authority pertaining to protection of the environment in effect as of the date hereof or prior to the Closing and as interpreted by court decisions or administrative orders as of the date hereof or prior to the Closing in the jurisdiction in which such Property is located.  For purposes of this Agreement, the term “Governmental Authority” shall mean, as to any given Property or group of Properties as a whole, the United States and the state, county, parish, city and political subdivisions in which such Property or Properties are located and which exercises jurisdiction over such Property or Properties, and any agency, department, board, commission or other instrumentality thereof that exercises jurisdiction over such Property or Properties.

(b)                                 Procedure for Environmental Defects.

(i)                                     Buyer will have until the Defect Deadline to notify Sellers of any violation of Environmental Law, unauthorized disposal of solid wastes or hazardous materials, or environmental conditions for which remediation is required under any Environmental Law associated with the Property that Buyer finds unacceptable and that have, in the aggregate, an estimated cost, net to the Property, greater than One Hundred Thousand Dollars ($100,000) (each such condition, an “Environmental Defect”).

(ii)                                  Upon Sellers’ receipt of such notification, Sellers will have the option, but not the obligation, to attempt to cure or remediate the Environmental Defect to Buyer’s reasonable satisfaction prior to Closing.  In the event Sellers decline to attempt such cure or remediation, or any Environmental Defect is not cured to Buyer’s reasonable satisfaction on or before Closing, then the Parties shall proceed with Closing, the Properties affected by such Environmental Defect shall be conveyed to Buyer, and, at the option of Sellers, (x) Sellers shall remediate the Environmental Defect to Buyer’s reasonable satisfaction after Closing, and the costs for the remediation of the Environmental Defect shall be accounted for as a normal pre-Effective Time operating expense item in the Post-Closing Settlement Statement, or (y) Sellers shall not remediate the Environmental Defect, and the Purchase Price for the Properties affected by such Environmental Defect shall be reduced by the cost of remediating such Environmental Defect to Buyer’s reasonable satisfaction; provided, however, if the cost of remediating such Environmental Defect asserted by Buyer is equal to or greater than fifty percent (50%) of the Allocated Value of the Property or Properties affected by such Environmental Defect, then either Party shall have the option to remove such Property or Properties affected by such Environmental Defect from the Properties to be conveyed at Closing, such Properties shall become Excluded Properties, and the Purchase Price shall be reduced by the Allocated Value of such Property or Properties so excluded.

(iii)                               Either Party may terminate this Agreement if the total cost asserted by Buyer to remediate all Environmental Defects, excluding any Environmental Defects which are cured by Sellers prior to Closing, but including any Environmental Defects affecting a Property or Properties which are excluded pursuant to Section 4.7(b)(ii) above, exceed fifteen percent (15%) of the unadjusted Purchase Price.

(iv)                              Notwithstanding any other provision within this Section 4.7(b), Buyer shall have the right to waive any or all Environmental Defects and proceed with Closing.

(c)                                  Seller Post-Closing Environmental Obligation.  Should Sellers elect to remediate an Environmental Defect pursuant to Section 4.7(b) above (a “Seller Post-Closing Environmental Obligation”), Sellers shall continue remediation of the condition until the first of the following occurs:

(i)                                     the appropriate Governmental Authorities provide written notice to Sellers or Buyer that no further remediation of the condition is required to comply with the applicable Environmental Laws; or

(ii)                                  an independent third party determines, to Buyer’s reasonable satisfaction, that the condition has been remediated to the level required by the Environmental Laws or as reasonably required by Buyer.

Upon the occurrence of either (i) or (ii) above, Sellers will be released from all liability and have no further obligations under Section 4.7, Section 4.8, or Section 10.3 of this Agreement with respect to such remediated Environmental Defect.

(d)                                 Environmental Disputed Matters.  In the event of a dispute between the Parties concerning (i) the existence and scope of an Environmental Defect, (ii) the estimated cost to cure or remediate an Environmental Defect, or (iii) the adequacy of Sellers’ cure or remediation efforts or Buyer’s reasonable satisfaction thereof (an “Environmental Disputed Matter”), the Parties agree to attempt to initially resolve such Environmental Disputed Matter through good faith negotiations.  If the Parties fail to do so, such Environmental Disputed Matter shall be finally determined by mediation or arbitration pursuant to Article 11 of this Agreement.

4.8.                            Environmental Liabilities and Obligations.  Upon Closing, Buyer agrees to assume and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations (“Obligations”) accruing or relating to, and to release Sellers, their stockholders, members, partners, directors, managers, officers, employees, agents and representatives, and their respective successors and assigns (but no other third parties) from all losses (including any civil fines, penalties, costs of assessment, clean-up, removal and remediation, and expenses for the modification, repair or replacement of facilities on the Properties) brought or assessed by any and all Persons, including any Governmental Authority, as a result of any personal injury, illness or death, any damage to, destruction or loss of property, and any damage to natural resources (including soil, air, surface water or groundwater) to the extent any of the foregoing directly or indirectly is caused by or otherwise involves the environmental condition of the Properties, whether created or attributable to periods either before or after the Effective Time, including, but not limited to, the presence, disposal or release of any hazardous material of any kind in, on or under the Properties (collectively, “Buyer’s Environmental Liabilities”); provided, however, Buyer’s Environmental Liabilities shall not include any Obligations (i) that are the subject of a Post-Closing Environmental Claim, or (ii) that arise from or are related to Sellers’ Retained Liabilities described in Section 10.2(c) and Section 10.2(g).  “Post-Closing Environmental Claim” means a claim by Buyer for losses resulting from any environmental condition occurring at any time prior to the Effective Time to the extent that such losses result from the gross negligence or willful misconduct of Sellers or that has been documented by Buyer to Sellers in writing on or before the Closing Date, including, without limitation, any Seller Post-Closing Environmental Obligation.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1.                            Sellers’ Representations and Warranties.  Each of the Sellers, to the extent of such Seller’s ownership in the Properties, represents and warrants as of the date hereof and as of Closing, severally with respect to such Seller and not jointly, to Buyer as follows:

(a)                                 Description and Title.  Such Seller represents and warrants that Exhibit “A” sets forth a true, complete and legally sufficient description of the Properties.  It is understood that pursuant to this Agreement, each Seller warrants title to the

Properties as set forth on Exhibit “A” by, through, and under such Seller only, but not otherwise.

(b)                                 Organization, Standing and Power.  If such Seller is a corporation, partnership, limited liability company or similar entity (an “Entity Seller”), each Entity Seller is duly organized, validly existing and in good standing under the laws of the State of Texas and has all requisite powers and authority to own, lease, operate, sell and convey the Properties and to carry on its business as is now being conducted.

(c)                                  Authority and Enforceability; Noncontravention.  The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of such Seller.  This Agreement does, and the documents to be executed and delivered at Closing shall, constitute valid and binding obligations of such Seller, enforceable against in accordance with their terms, except insofar as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such principles are considered in a proceeding at law or in equity.  Neither the execution and delivery by such Seller of this Agreement nor the consummation of the transactions contemplated hereby nor the compliance by with any of the provisions hereof will conflict with or result in a breach of any provision of such Seller’s organizational or governing documents (if such Seller is an Entity Seller).  The execution and delivery hereof by such Seller does not, and the fulfillment and compliance with the terms and conditions hereof, and the consummation of the transactions contemplated hereby, will not result in the creation or imposition of any lien, charge or other encumbrance on the Properties.  Assuming compliance with the consent requirements described in Section 5.1(x) below, such Seller represents and warrants to Buyer that, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, nor the compliance with the terms of this Agreement, will give rise to any right of termination, cancellation, or acceleration under any of the terms, conditions or provisions of the Leases or the Contracts or require any notice under any applicable law or the organizational documents of such Person.

(d)                                 Sellers’ Title to Properties.  Sellers have Defensible Title to the Properties.  The term “Defensible Title” shall mean such right, title and interest (owned beneficially or of record) that, except for Permitted Encumbrances:

(i)                                     is free from reasonable doubt that a prudent person engaged in the business of purchasing and owning, developing and operating producing oil and gas properties with knowledge of all of the facts and their legal effect would be willing to accept the title;

(ii)                                  entitles Sellers to receive not less than the interest set forth in Exhibit “A-1” as the net revenue interest with respect to all of the oil, gas, and hydrocarbon minerals produced, saved and marketed from each Oil and Gas Interest identified in Exhibit “A-1”;

(iii)                               obligates Sellers to pay costs and expenses relating to the operations on and the maintenance and development of each Oil and Gas Interest identified in Exhibit “A-1”, in an amount not greater than the working interest set forth for such Oil and Gas Interest in Exhibit “A-1”;

(iv)                              is reflected of record so as to be sufficient against competing claims of bona fide purchasers for value without notice or other Persons entitled to protection of applicable recording laws;

(v)                                 permits Sellers and their assigns and designees rights of ingress and egress over the Properties for purposes of oil and gas exploration, development, gathering, and production; and

(vi)                              is free and clear of any liens, encumbrances, encroachments, charges, claims, burdens, defects, mortgages, pledges, deeds of trust, security interests, financing statements, hypothecations and production payments.

For purposes of this Section 5.1(d), “owned beneficially or of record” means Sellers’ ownership interests reflected of record in the office of the county clerk in the county where the relevant Lands are located.

(e)                                  Liability for Brokers’ Fees.  No such Seller has incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever.

(f)                                   Insurance.  [Seller LLC] maintains insurance customary in the industry with respect to the Properties.  All such insurance policies are in full force and effect and will be in force and effect through the Closing.

(g)                                  Compliance with Law; Operations.  Such Seller has not received a written notice of a material violation of any statute, law, ordinance, regulation, permit, rule or order of any federal, state, tribal or local government or any other Governmental Authority, or become subject to any judgment, decree or order of any court, applicable to the Properties or operations on the Properties, which remains uncured.  To the best knowledge of each Seller, the Properties have been operated in compliance with all applicable federal, state and local laws, rules, regulations and orders and in accordance with customary and recognized oilfield practices prior to Closing, except to the extent that the failure to do so would not have a material adverse effect on the Properties.

(h)                                 Plugging Obligations.  To the best knowledge of such Seller, there are no dry holes or shut-in or otherwise inactive wells, located on the Properties on lands pooled or unitized therewith that have not been properly plugged and abandoned in accordance with all applicable law.

(i)                                     Governmental Permits.  Such Seller has all governmental licenses, filings and permits (including, without limitation, permits, licenses, approval registrations, notifications, exemptions and any other authorizations pursuant to law) necessary or appropriate to own and operate the Properties as presently being owned and operated.  Such Seller has not received written notice of any violations in respect of any such licenses or permits that remains uncured.

(j)                                    Personal Property and Equipment.  Such Seller has not removed any personal property, equipment and fixtures from the Wells, unless it has been replaced with personal property, equipment and fixtures of similar grade, utility, and value.  Unless removed, repaired or replaced with personal property, equipment and fixtures of similar grade, utility and value, the personal property, equipment and fixtures currently attendant to the Wells was the equipment historically used on the Wells to produce the Hydrocarbons prior to the execution of this Agreement.

(k)                                 No Alienation.  Such Seller has not sold, assigned, conveyed, or transferred, or contracted to sell, assign, convey or transfer, any right or title to, or interest in, the Properties other than (i) production sold in the ordinary course of such Seller’s business and (ii) equipment which was worthless, obsolete or replaced by equipment of equal grade, utility, and value.

(l)                                     Property Expenses.  In the ordinary course of business, such Seller has paid all costs and expenses attributable to the period of time prior to the Effective Time as such costs and expenses became due, and such costs and expenses are being paid in a timely manner before the same become delinquent, except such costs and expenses as are disputed in good faith by such Seller in a timely manner and for which each Seller shall retain responsibility.

(m)                             Records.  To the best of such Seller’s knowledge, the Records are current, accurate and complete.  Such Seller has maintained or caused others to maintain the Records in accordance with ordinary and customary industry standards in the domestic oil and gas industry, and all accounting records relating to the Properties have been prepared in accordance with ordinary and customary industry standards in the domestic oil and gas industry.  (i) All of the Records are files, or copies thereof, that have been used in the ordinary course of operating and owning the Properties, (ii) such Seller has not intentionally withheld any material information from the Records, and (iii) such Seller has not intentionally misrepresented any material information in the Records.  Except as set forth in this Section 5.1, no representation or warranty of any kind is made by such Seller as to the Records, and Buyer expressly agrees that any conclusions drawn therefrom shall be the result of its own independent review and judgment.  The representations contained in this paragraph shall apply only to matters of fact, and shall not apply to any information, data, printouts, extrapolations, projections, documentation, maps, graphs, charts, or tables which reflect, depict, present, portray, or represent, or which are based upon or derived from, in whole or in part, interpretation of the information, including, but not limited to, matters of geological, geophysical, engineering, or scientific interpretation.

(n)                                 Gas Imbalances.  No gas imbalances exist with respect to the Properties.

(o)                                 Leases.  The Leases have been maintained according to their material terms and conditions, in compliance with the agreements to which the Leases are subject, and are presently in full force and effect.  To the best knowledge of such Seller, such Seller is not in material breach or material default under the terms of the Leases, and there has not occurred any event, fact or circumstance which, with the lapse of time or the giving of notice or both, would constitute a material breach or material default on behalf of such Seller under the provisions of the Leases.  All delay rentals, shut-in royalties, and other lease maintenance payments, as well as all royalties, overriding royalties, and other burdens on production, in each case with respect to the Leases that have become due and payable as of the Effective Time have been duly paid.

(p)                                 Litigation.  There are no actions, suits, claims, proceedings or agency enforcement actions affecting the Properties, or to the best knowledge of such Seller, threatened against or affecting the Properties, or to the best knowledge of such Seller, investigations pending affecting the Properties.  There is no suit, action, claim, investigation or inquiry by any Person or by any administrative agency or Governmental Authority and no legal, administrative or arbitration proceeding pending, or, to the best knowledge of such Seller, threatened against such Seller which has affected or could affect such Seller’s ability to consummate the transaction contemplated by this Agreement.

(q)                                 Material Agreements.  Except for the Leases, Schedule 5.1(q) is a list of all agreements that affect or pertain to the ownership and operation of the Properties, including surface use agreements (with such agreements listed on Schedule 5.1(q) being the “Material Agreements”).  Prior to execution of this Agreement, Sellers have provided Buyer or made available to Buyer complete copies of the Material Agreements, and all amendments thereto.  Such Seller has not received a written notice of a default of the terms of any of the Material Agreements.  The Material Agreements are in full force and effect in accordance with their terms.  Such Seller is not in material breach or material default under the terms of any of the Material Agreements; there has not occurred any event, fact, or circumstance which, with the lapse of time or the giving of notice or both, would constitute such a material breach or material default on behalf of such Seller under any Material Agreement; and to the best of such Seller’s knowledge, no other party is in material breach or material default under the provisions of any Material Agreement.  Notwithstanding anything in this Section 5.1(q), the phrase “material breach or material default”, as used in this Section 5.1(q), shall not include Environmental Defects, which are governed by Section 4.7.

(r)                                    Audits.  There are no audits currently being conducted by such Seller of the joint account under any operating agreements, nor are there any audits of such Seller currently underway or, to the best knowledge of such Seller, imminent.

(s)                                   Judgments.  There are no unsatisfied judgments or injunctions issued by a court of competent jurisdiction or other Governmental Authority outstanding against such Seller or the Properties.

(t)                                    Tax Partnerships.  The Properties are not subject to any tax partnership agreements requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(u)                                 Production Reports and Taxes.  Such Seller has timely filed or caused to be filed all federal, state and local production reports and tax and information returns required under all applicable laws.  Such Seller has not received a written notice of default with respect to the payment or calculation of taxes attributable to the Properties.  All taxes and assessments pertaining to the Properties have been properly paid, and all additional assessments received on or prior to the Closing Date, or attributable thereto, will be timely and fully paid on or prior to the date when delinquent.  All income taxes and obligations relating thereto that could result in a lien or other claim against any of the Oil and Gas Interests have been properly paid by such Seller, unless contested in good faith by appropriate proceeding.

(v)                                 Capital Expenditures.  Except for the Wells drilled and completed after the Effective Time which are listed with their authorization for expenditures on attached Schedule 5.1(v), such Seller has not incurred any expenses, or made any commitments to make expenditures, in connection with the ownership or operation of the Properties after the Effective Time, other than with respect to routine operations performed in the ordinary course of operating the existing Wells on the Properties, which operations are, individually, estimated to cost $50,000.00 or more, net to Sellers’ interest, and (i) no contractual obligations or proposals or authorities for expenditures are currently outstanding (whether made by such Seller or by any other party) to drill additional wells or to deepen, plug back, or rework existing wells, perform geophysical surveys, or to conduct other operations on the Properties for which consent is required under the applicable operating agreement or to abandon any wells on the Properties, or to conduct any other operation on the Properties for which the estimated cost exceeds $50,000.00, net to Sellers’ interest.  Any Well listed on Schedule 5.1(v) shall have been drilled and completed in a good and workmanlike manner consistent with Seller’s operator’s past practice.  Such Seller has not gone, or been deemed to have gone, “non-consent” or failed to participate in the drilling or reworking of a well, any seismic program, or any other operation which would cause each such Seller or Buyer to suffer a penalty or lose or forfeit any interests in the Properties.

(w)                               Production Sales Contracts.  Except as described in Schedule 5.1(q), such Seller has not (i) entered into any production payment, prepaid or forward Hydrocarbon sale, deferred production, or similar arrangement to deliver Hydrocarbons produced from the Properties at a future time without receiving full payment therefor at or after the time of delivery; (ii) received any material advance, “take-or-pay”, or other similar payments under production sales contracts that entitle the purchasers to “make up” or otherwise receive deliveries of Hydrocarbons from the Properties without paying at such time the contract price therefor; or (iii) taken or received any material amount of Hydrocarbons under any gas balancing agreements or any similar arrangements not accounted for in a Purchase Price adjustment that permit any Person thereafter to receive any portion of the Hydrocarbons attributable to the interest of Sellers to “balance” any disproportionate allocation of Hydrocarbons.  Except as set forth on Schedule 5.1(q), no Hydrocarbons attributable to the Properties are subject to a sales contract (other than contracts terminable without penalty on no more than thirty (30) days’ notice), no Person has any call upon, option to purchase or similar rights with respect to the production from the Properties, and production from the Properties is not bound by any dedications or subject to any monetary or in kind through-put fees or charges in connection with gathering or transportation.  Proceeds from the sale of Hydrocarbons from the Properties are being received in all respects by each such Seller in a timely manner and are not being held in suspense for any reason.

(x)                                 Preferential Rights and Consents to Assign.  Except for rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained subsequent to such sale or conveyance, all preferential rights to purchase, consents to assignment and similar rights with respect to the Properties are set forth in Schedule 5.1(x).

(y)                                 Wells and Equipment.  All of the Wells have been or are being drilled, completed and operated within the boundaries of the Leases or within the limits otherwise permitted by contract, pooling or unit agreement, and by law.  All of the Equipment has been maintained in a state of repair so as to be adequate for normal operations.

(z)                                  Bankruptcy.  There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or threatened against such Seller or any affiliate of such Seller.

(aa)                          Foreign Person.  Such Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

5.2.                            Buyer’s Representations and Warranties.  Buyer represents and warrants to Sellers as of the date hereof and as of Closing as follows:

(a)                                 Organization, Standing and Power.  Buyer is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its property and to carry on its business as is now being conducted.

(b)                                 Authority and Enforceability.  The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary limited partnership action on the part of Buyer.  This Agreement does, and the documents to be executed and delivered at Closing shall, constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, except insofar as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such principles are considered in a proceeding at law or in equity.  Neither the execution and delivery by Buyer of this Agreement nor the consummation of the transactions contemplated hereby nor the compliance by Buyer with any of the provisions hereof will conflict with or result in a breach of any provision of Buyer’s organizational or governing documents.  The execution and delivery hereof by Buyer does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, result in the default, or breach, or creation or imposition of any lien, charge or other encumbrance or give rise to any right of cancellation, termination, or acceleration under any note, mortgage, or other material contract or agreement to which Buyer is a party or by which Buyer or any of its property is bound or violate any law applicable to Buyer.

(c)                                  No Reliance.  Buyer represents that it did not solely rely upon representations or materials provided to Buyer by Sellers or Sellers’ marketing agents in evaluating the Properties, but rather has also relied upon its individual evaluations and due diligence and the representations and warranties contained herein.

(d)                                 Funds.  Buyer represents that, as of Closing, it has or shall have sufficient funds on hand or commitments from one or more banking institutions to fund payment of the Purchase Price at the Closing.

5.3.                            Liability Regarding Access.  In connection with Buyer’s access to the Properties prior to Closing for due diligence review, Buyer waives and releases all claims, whether known or unknown, against the Seller Indemnified Parties (as defined in Section 10.3 below) for injury to, or death of persons or for damage to property suffered by Buyer’s employees, agents, representatives, consultants or contractors arising in any way from the conduct of Buyer’s investigations and examinations of the Properties or the exercise of such rights of access, except to extent caused by, arising from, or related to the gross negligence or willful misconduct of any of the Seller Indemnified Parties.  Buyer shall indemnify the Seller Indemnified Parties from and against any and all claims, actions, liabilities, losses, damages, costs or expenses (including, but not limited to, court costs and attorney’s fees) whatsoever suffered or incurred by Buyer’s employees, agents, representatives, consultants or contractors arising out of the exercise of such rights of investigation and examination (or exercise of such right of access), except to the extent caused by, arising from, or related to the gross negligence or willful misconduct of any of the Seller Indemnified Parties.

ARTICLE 6
COVENANTS

6.1.                            New Agreements and Sales; Operations.  Unless this Agreement is terminated as provided for herein, Sellers shall not, without the prior written consent of Buyer: a) enter into any new agreements or commitments with respect to the Properties which extend beyond the Effective Time; b) except as set forth on Schedule 5.1(v), drill any new wells, abandon any existing wells, or release (except as required by lease below producing intervals), abandon all or any portion of the lands included within any contracts and agreements affecting the Properties, mortgage, pledge, create a security interest in, encumber, dedicate, sell or otherwise transfer or dispose of any Properties or any part thereof, other than personal property and equipment that is replaced with personal property and equipment of equivalent quality and value, or, except for emergency operations, incur any cost expense with respect to the Properties of greater than $50,000.00, net to Sellers’ interest, for which Buyer will be responsible if Closing occurs.  From the date hereof until the Closing, Sellers shall maintain the Properties in a good and workmanlike manner consistent with past practice.

6.2.                            Maintenance of Sellers’ Business.  Sellers shall carry on the business of Sellers with respect to the Properties in substantially the same manner as Sellers have heretofore and shall not introduce any new method of management, operation, or accounting with respect to the Properties.

6.3.                            Notification of Certain Events.  Sellers shall promptly notify Buyer of (i) any suit, action claim or proceeding that is threatened or actually arises, (ii) any loss of or damage to, or (ii) any proposal from a third party to engage in any material transaction (including a farm-out), in each case, with respect to the Properties.

6.4.                            Notification of Breach.  Sellers shall promptly notify Buyer (i) if any representation or warranty of any Seller contained in this Agreement is discovered to be or becomes untrue or (ii) if Sellers fail to perform or comply with any covenant or agreement contained in this Agreement, or it is reasonably anticipated that Sellers will be unable to perform or comply with any covenant or agreement contained in this Agreement.

6.5.                            Financial Statements.

(a)                                 Sellers acknowledge that Buyer and/or its affiliates may be required to include statements of revenues and direct operating expenses and/or other financial information relating to the Properties for one or more years or interim periods (collectively, the “Financial Statements”) in documents filed with the U.S. Securities and Exchange Commission (“SEC”) by Buyer and/or its affiliates pursuant to the Securities Act of 1933, as amended (“Securities Act”), and that such Financial Statements may be required to be audited in accordance with US generally accepted accounting principles and may need to comply with the requirements of one or more registration statements, reports or other documents

(collectively, the “SEC Documents”) under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules set forth in Regulation S-X thereunder.  From and after the date of this Agreement, Sellers will, and will use commercially reasonable efforts to cause their accountants, counsel, agents and other third parties to, assist Buyer in preparing and obtaining the Financial Statements.  Buyer shall be responsible for, and obligated to reimburse Sellers for, all reasonable third party costs and expenses incurred by Sellers associated with obtaining the Financial Statements.  Sellers shall provide Buyer reasonable access during normal business hours to such records and personnel of Sellers and their affiliates and their respective accounting firms as Buyer may reasonably request to enable Buyer, and its representatives and accountants, to create and audit the Financial Statements.  Each Seller will use its commercially reasonable efforts to obtain representation letters and similar documents from applicable personnel of such Seller and its Affiliates as may be required in connection with the preparation and audit of the Financial Statements.

(b)                                 Sellers hereby consent to the inclusion or incorporation by reference of the Financial Statements in any SEC Document of Buyer or any of its affiliates to be filed with the SEC.  Upon request of Buyer, Sellers agree to request the external audit firm that audits the Financial Statements (the “Audit Firm”) to consent to the inclusion or incorporation by reference of its audit opinion with respect to the audited Financial Statements in any such SEC Document.  Each Seller shall (i) provide Buyer and Buyer’s independent accountants with access to management representation letters provided by such Seller to such Seller’s independent accountants and (ii) authorize such Seller’s Audit Firm to provide such Audit Firm’s audit work papers to Buyer and Buyer’s independent accountants.

ARTICLE 7
CLOSING

7.1.                            Date and Place of Closing.  The purchase by Buyer and the sale by Sellers of the Properties and the closing of the transactions contemplated by this Agreement (the “Closing”) shall be held on or before August 28, 2014, at the offices of Seller in Midland, Texas.  However, Buyer may, at its option and upon approval by Sellers, accelerate the date of the Closing upon giving Seller three (3) business days prior written notice, if, on or before the date of such notice, Buyer has also notified Sellers of any Title Defects and any Environmental Defects as provided for herein.  Additionally, the Parties may mutually agree in writing on a different date and place for the Closing.  The “Closing Date” hereunder shall be the date upon which the Closing actually occurs.

7.2.                            Conditions of Closing by Sellers.  The obligation of Sellers to close is subject, at the option of Sellers, to the satisfaction of the following conditions:

(a)                                 Representations, Warranties and Performance.  All representations and warranties of Buyer contained in this Agreement shall be true, correct, and not misleading in all material respects; provided, however, that any such representation or warranty that is qualified by materiality shall be true and correct in all respects, and Buyer shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by Buyer.

(b)                                 Pending Matters.  No suit or other proceeding shall be pending or threatened before any court or Governmental Authority seeking to restrain, prohibit, or declare illegal, or seeking substantial damages in connection with, the transaction contemplated hereby.

(c)                                  Execution and Delivery of Closing Documents.  Buyer shall have executed and acknowledged, as appropriate, and shall be ready, willing and able to deliver to Sellers, all of the documents described in Section 7.4.

(d)                                 Officer’s Certificate.  Buyer shall have delivered to Sellers a certificate of an authorized officer of the general partner of Buyer dated as of the Closing Date, certifying on behalf of Buyer that, to the best of his or her knowledge, the conditions set forth in Section 7.2(a) above have been fulfilled.

(e)                                  No Prior Termination.  This Agreement has not been previously terminated by either Party pursuant to the provisions hereof.

7.3.                            Conditions of Closing by Buyer.  The obligation of Buyer to close is subject, at the option of Buyer, to the satisfaction of the following conditions:

(a)                                 Representations, Warranties and Performance.  All representations and warranties of each Seller contained in this Agreement shall be true, correct, and not misleading in all material respects; provided, however, that any such representation or warranty that is qualified by materiality shall be true and correct in all respects, and Sellers shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by Sellers;

(b)                                 Pending Matters.  No suit or other proceeding shall be pending or threatened before any court or Governmental Authority seeking to restrain, prohibit, or declare illegal, or seeking substantial damages in connection with, the transaction contemplated hereby; and

(c)                                  Material Adverse Change.  No material adverse change in the condition of or title to the Properties shall have occurred subsequent to the Effective Time, except for reserve depletion through normal production within authorized allowables, ordinary changes in rates of production, and depreciation of equipment through ordinary wear and tear.

(d)                                 Execution and Delivery of Closing Documents.  Sellers shall have executed and acknowledged, as appropriate, and shall be ready, willing and able to deliver to Buyer, all of the documents described in Section 7.4.

(e)                                  Seller’s Certificate.  Each Seller that is a corporation, partnership, limited liability company, or other entity shall have delivered to Buyer a certificate of an authorized officer, partner or member of each such Seller (or, if Seller is an individual) dated as of the Closing Date, certifying on behalf of each such Seller that, to the best of his or her knowledge, the conditions set forth in Section 7.3(a) above have been fulfilled.

(f)                                   No Prior Termination.  This Agreement has not been previously terminated by either Party pursuant to the provisions hereof.

(g)                                  Consent and Approvals.  Seller shall have received all consents, authorizations, waivers, and approvals required to be obtained prior to the Closing by any court or Governmental Authority under any applicable law and from any other Person concerning the transactions contemplated herein.

(h)                                 Releases of Liens.  Sellers shall have delivered to Buyer releases of all liens and security interests (if any) encumbering the interests of Sellers in the Properties that do not constitute Permitted Encumbrances.

7.4.                            Closing Obligations.  At the Closing, the following shall occur:

(a)                                 Each Seller (including each individual in the [Seller Group] defined in Article 13) shall execute, acknowledge and deliver to Buyer, one or more original counterparts of the Assignment and Bill of Sale substantially in the form attached hereto as Exhibit “B” (each, an “Assignment”), conveying title to the Properties to Buyer, as well as such certificates or other documents as are required to effect the transfer of the Properties.

(b)                                 All books, records and files in the possession of Sellers directly pertaining to the Properties, including, without limitation, the following, if and to the extent that such files exist: all books, records, reports, manuals, files, title documents (including correspondence), records of production and maintenance, revenue, sales, expenses, warranties, lease files, land files, well files, title opinions and title reports, abstracts, division order files, joint interest billing files, assignments, contract files, operations files, environmental files, copies of tax and accounting records (but excluding Federal and state income tax returns and records) and files, maps, core data, Hydrocarbon analysis, well logs, mud logs, field studies, and other files, contracts and other records and data, including all geological, geophysical (including any micro seismic) and engineering information, except for that data that is prohibited from being transferred by contractual obligations to third parties not affiliated with any Seller (the “Records”), shall be made available for delivery to Buyer, at Buyer’s cost, at [Company 1]’s offices where currently maintained, within ten (10) business days after the Closing.  Sellers shall have the right to retain, at Sellers’ expense, copies of the Records (and receive from Buyer, at Sellers’ expense, copies of Records requested by Sellers from Buyer for a period of up to two (2) years in the future, subject to the rights of Buyer under Section 12.8).

(c)                                  Sellers shall deliver to Buyer exclusive possession of the Properties.

(d)                                 Sellers and Buyer shall execute, acknowledge and deliver such transfer orders or letters in lieu thereof substantially in the form attached hereto as Exhibit “D” as Buyer may request, directing all purchasers of production to make payment of proceeds attributable to production from the Properties after the Effective Time to Buyer.

(e)                                  Buyer shall deliver the Purchase Price to Sellers by wire transfer on the date of Closing as adjusted to reflect the Deposit and matters described in Section 7.5.  To the extent that actual final amounts are not available, the Parties will use reasonable estimates of such amounts less any adjustments due to Title Defects and/or Environmental Defects as applicable as set out in Article 4.

(f)                                   Sellers will provide such reasonable assistance to Buyer as Buyer may request in order for Buyer to prepare its required SEC filings.

(g)                                  Sellers will provide Buyer with executed assignments of the Contracts insofar as they relate to the Properties.

(h)                                 Each Seller shall execute and deliver to Buyer an affidavit of non-foreign status and no requirement of withholding under Section 1445 of the Code substantially in the form attached hereto as Exhibit “E”.

(i)                                     Buyer shall have received from the governing body of each Seller that is a corporation, partnership, limited liability company, or other entity a resolution, consent, or other evidence of each such Seller’s authority pursuant to its governing documents to enter into this Agreement and close the transactions contemplated herein.

(j)                                    Each Seller that is a corporation, partnership, limited liability company, or other entity shall execute and deliver to Buyer the officer’s certificate described in Section 7.3(e).

(k)                                 Buyer shall execute and deliver to Sellers the officer’s certificate described in Section 7.2(d).

(l)                                     For all Oil and Gas Interests for which [Company 1] or its affiliate is the designated operator, shall execute and deliver to Buyer: (i) a validly executed blanket Form P-4 designating Buyer or its affiliate as operator of the Oil and Gas Interests with the Texas Railroad Commission and (ii) any other forms or documents required to designate Buyer or its affiliate as operator of such Oil and Gas Interests.

(m)                             [Seller LLC] and Buyer shall execute and deliver a Saltwater Disposal Agreement substantially in the form attached hereto as Exhibit “F” (the “Saltwater Disposal Agreement”).

(n)                                 Sellers shall deliver to Buyer all consents, waivers, and similar matters, in form and substance reasonably satisfactory to Sellers and Buyer, pertaining to the

Properties Interests that are required to be obtained by Sellers prior to the assignment or other transfer of the Properties.

(o)                                 Sellers shall deliver to Buyer a release, executed by the appropriate parties, in form and substance reasonably acceptable to Buyer, releasing any and all liens and security interests encumbering the interests of Sellers in the Properties.

7.5.                            Adjustments and Accounting.  Any adjustments pursuant to this Section 7.5 will be made at Closing, utilizing estimates where necessary.  Sellers will prepare and deliver to Buyer, not less than three (3) days before Closing, a preliminary Closing settlement statement reflecting the adjustments called for in this Section 7.5.  The Parties shall sign the agreed upon settlement statement at Closing.  Sellers shall prepare a draft post-Closing settlement statement, setting forth each adjustment or payment that was not finally determined as of the Closing and showing the calculation of such adjustments (the “Post-Closing Settlement Statement”) as set forth in Section 7.5(e) below.

(a)                                 Upward Adjustments.  The Purchase Price shall be adjusted upward by the following:

(i)                                     The following amounts, to the extent incurred and actually paid by Sellers in accordance with the terms hereof:

(A)                               all direct costs and expenditures properly chargeable to Sellers’ interests in the Properties under applicable operating agreements that are attributable to the drilling, completion, recompletion, reworking, operation and maintenance of the Properties on and after the Effective Time;

(B)                               all bonuses, delay rentals, and shut-in payments due after (and expressly excluding those due before) the Effective Time;

(C)                               all ad valorem, property and other taxes that are allocated to Buyer pursuant to Section 7.5(d) herein below; and

(D)                               all amounts relating to obligations arising under the Contracts relating to the Properties with respect to operations or production after the Effective Time;

(ii)                                  Any other amount agreed upon by Sellers and Buyer.

(iii)                               If Buyer or Sellers discover that, with respect to any Wells or Leases set forth on attached Exhibit “A-1”, the aggregate net revenue interest owned by all Sellers is greater than stated on Exhibit “A-1”, and the aggregate working interest owned by all Sellers associated with such Well or Lease does not increase by a percentage greater than the percentage increase in the net revenue interest, then the Purchase Price shall be adjusted upward by an amount that is the product of the Allocated Value attributed to such Properties, multiplied by a fraction, the numerator of which is the difference between the actual aggregate net revenue interest and the aggregate net revenue interest applicable thereto set forth on Exhibit “A-1”, and the denominator of which is the applicable aggregate net revenue interest set forth on Exhibit “A-1”; provided, however, there shall be no such upward adjustment made pursuant to this Section 7.5(a)(iii) until the aggregate total of all such adjustments exceeds One Hundred Thousand Dollars ($100,000), whereupon the Purchase Price shall be adjusted by the total amount of such adjustments.

(b)                                 Downward Adjustments.  The Purchase Price shall be adjusted downward by the following:

(i)                                     The amount of all proceeds received by Sellers that are attributable to the ownership and operation of the Properties on or after the Effective Time;

(ii)                                  The following amounts, to the extent actually paid by Buyer:

(A)                               all direct costs and expenditures chargeable to Sellers’ interest in the Properties that are attributable to the drilling, completion, recompletion, reworking, operation and maintenance of the Properties prior to the Effective Time;

(B)                               all bonuses, delay rentals, and shut-in payments due prior to the Effective Time;

(C)                               all ad valorem, property and other taxes that are allocated to Sellers pursuant to Section 7.5(d) herein below; and

(D)                               all amounts relating to obligations arising under the Contracts relating to the Properties with respect to operations or production prior to the Effective Time;

(iii)                               Those amounts resulting from Title Defects and/or Environmental Defects, as provided in Article 4; and

(iv)                              Any other amount agreed upon by Sellers and Buyer.

(c)                                  Sellers shall be entitled to all proceeds, and shall be responsible for all expenses, accruing to the Properties prior to the Effective Time, and Buyer shall be entitled to all proceeds, and shall be responsible for all expenses (including costs of plugging the Wells), accruing to the Properties after the Effective Time.

(d)                                 All taxes, real property taxes and similar obligations for the current year shall be allocated between Sellers and Buyer as of the Effective Time and prorated based upon the prior year’s tax rates if tax statements for the current year have not been received by Sellers within thirty (30) days following Closing.

(e)                                  Sellers shall prepare an initial draft of the Post-Closing Settlement Statement and submit same to Buyer no later than September 30, 2014, for Buyer’s comments and preliminary approval, which comments and/or approval shall be provided to Sellers no later than ten (10) days after the receipt from Sellers of the initial draft of the Post-Closing Settlement Statement.  The Parties shall undertake to attempt to agree with respect to the amounts due pursuant to such Post-Closing Settlement Statement by no later than October 10, 2014, and Buyer or Sellers, as the case may be, shall promptly pay to the other such sums as may be found to be due in said Post-Closing Settlement Statement as agreed upon by the Parties.  During the foregoing periods of time, either Party may at its own expense audit the other Party’s books, accounts and records relating to any item in the Post-Closing Settlement Statement.  Such audit shall be conducted so as to cause a minimum of inconvenience to the audited Party.  If Sellers and Buyer are unable to agree with respect to the amounts due pursuant to such Post-Closing Settlement Statement by October 20, 2014 (such amounts in dispute, an “Accounting Disputed Matter”), then such Accounting Disputed Matter shall be finally determined by mediation or arbitration pursuant to Article 11 of this Agreement.  The occurrence of the Closing shall not relieve either Party of its obligation to account to the other Party after the Closing with respect to amounts that are received or become due after the Closing and that are properly payable or chargeable to either Party pursuant to any provision of this Agreement.

ARTICLE 8
TERMINATION

8.1.                            Termination.  This Agreement and the transactions contemplated may be terminated in the following instances:

(a)                                 by Buyer or Sellers in accordance with Section 4.6 concerning remedies for Title Defects and Section 4.7 concerning remedies for Environmental Defects, or if the aggregate amount of the Title Defect Value and Environmental Defects exceeds fifteen percent (15%) of the unadjusted Purchase Price;

(b)                                 by Buyer, at Buyer’s option, if (i) Sellers are in material breach or material default of this Agreement or the conditions set forth in Section 7.3 are otherwise not satisfied in all material respects by Sellers or waived by Buyer, in either case prior to the Closing Date, (ii) Buyer has satisfied all of the conditions set forth in Section 7.2, is not otherwise in material breach or material default hereunder, and is not the party against whom any pending matter described in Section 7.3(b) has been commenced, and (iii) the Closing has not occurred on or before September 8, 2014;

(c)                                  by Sellers, at Sellers’ option, if (i) Buyer is in material breach or material default of this Agreement or the conditions set forth in Section 7.2 are not satisfied in all material respects by Buyer or waived by Sellers prior to the Closing Date, (ii) Sellers have satisfied all of the conditions set forth in Section 7.3, are not otherwise in material breach or material default hereunder, and are not the parties against whom any pending matter described in Section 7.2(b) has been commenced, and (iii) the Closing has not occurred on or September 8, 2014; or

(d)                                 by the mutual written agreement of Buyer and Sellers.

8.2.                            Remedies.  If (a) Closing does not occur on the Closing Date, as may be extended by Sellers and Buyer hereunder, due to (i) the material breach or material default of Sellers under this Agreement, (ii) the failure of Sellers to satisfy one or more of the conditions set forth in Sections 7.3(a), 7.3(c), 7.3(d), 7.3(e), 7.3(g), or Section 7.3(h), or (iii) the failure of the condition in Section 7.3(b) to be satisfied or waived by reason of an injunction or proceedings against any Seller, and (b) Buyer has satisfied all of the conditions set forth in Section 7.2 and is not otherwise in material breach or material default hereunder, then, without limitation of any other remedies available to Buyer at law or equity, Buyer may either declare this Agreement terminated and of no further force or effect pursuant to Section 8.1(b) and receive the prompt return of the Deposit in accordance with Section 3.1(e)(iii), or seek specific performance of this Agreement.  If (x) Closing does not occur on the Closing Date, as may be extended by Sellers and Buyer hereunder, due to (1) the material breach or material default of Buyer under this Agreement, (2) the failure of Buyer to satisfy one or more of the conditions set forth in Sections 7.2(a), 7.2(c), 7.2(d), or 7.2(f), or (3) the failure of the condition in Section 7.2(b) to be satisfied or waived by reason of an injunction or proceedings against Buyer, and Sellers have satisfied all of the conditions set forth in Section 7.3 and are not otherwise in material breach or material default hereunder, Sellers may declare this Agreement terminated and of no further force or effect pursuant to Section 8.1(c) and, as their sole and exclusive remedy, retain the Deposit as liquidated damages and not as a penalty for such breach in accordance with Section 3.1(e)(iv).  If this Agreement terminates or Closing does not occur by September 8, 2014 for any reason other than as set forth in the immediately preceding sentence, the Deposit shall be distributed in accordance with Section 3.1(e), and the Agent, on behalf of Sellers, and Buyer shall deliver signed, written instructions to the Escrow Agent directing same.  It is agreed that actual damages would be difficult to ascertain and that the amount of the liquidated damages is reasonable.  Upon the agreed mutual termination of this Agreement pursuant to Section 8.1(d), Sellers shall be free immediately to enjoy all rights of ownership of the Properties and to sell, transfer, encumber or otherwise dispose of the Properties to any party without any restriction under this Agreement.  Notwithstanding anything herein to the contrary, the provisions of Section 10.7 and Article 11, Article 12, and Article 13 shall survive any termination of this Agreement.

ARTICLE 9
DISCLAIMER

ANY ASSIGNMENT AND BILL OF SALE EXECUTED PURSUANT HERETO SHALL BE EXECUTED WITHOUT ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION AS TO THE MERCHANTABILITY OF ANY OF THE WELLS OR EQUIPMENT OR THEIR FITNESS FOR ANY PURPOSE, AND WITHOUT ANY OTHER EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND SAID ASSIGNMENT.  IT IS UNDERSTOOD AND AGREED THAT BUYER SHALL HAVE INSPECTED THE PROPERTIES AND PREMISES AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE

AND SUBSURFACE, AND, OTHER THAN THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN THE PRECEDING SENTENCE, AND SUBJECT TO ANY SELLER POST-CLOSING ENVIRONMENTAL OBLIGATION, BUYER SHALL ACCEPT ALL OF THE PROPERTIES IN THEIR “AS IS, WHERE IS” CONDITION.  IN ADDITION, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER SELLERS, NOR AGENT (AS DEFINED IN SECTION 13.2) MAKES ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, INFORMATION OR MATERIALS HERETOFORE OR HEREAFTER FURNISHED TO BUYER IN CONNECTION WITH THE PROPERTIES, OR AS TO THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE PROPERTIES OR THE ABILITY OF THE PROPERTIES TO PRODUCE HYDROCARBONS, AND ANY AND ALL SUCH DATA, INFORMATION AND OTHER MATERIALS FURNISHED BY SELLERS IS PROVIDED TO BUYER AS A CONVENIENCE, AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER’S SOLE RISK.  BUYER EXPRESSLY WAIVES THE PROVISIONS OF CHAPTER XVII, SUBCHAPTER E, SECTIONS 17.41 THROUGH 17.63, INCLUSIVE (OTHER THAN SECTION 17.555, WHICH IS NOT WAIVED), VERNON’S TEXAS CODE ANNOTATED BUSINESS AND COMMERCE CODE (THE “DECEPTIVE TRADE PRACTICES ACT”).

ARTICLE 10
ASSUMPTION AND RETENTION AND INDEMNIFICATION

10.1.                     Buyer’s Assumption of Liabilities and Obligations.  Upon Closing, and except for Retained Liabilities, Buyer shall assume and pay, perform, fulfill and discharge all Obligations arising out of, relating to, or attributable to (a) the performance of the terms of the Leases and the Contracts and the ownership, development, operation, and/or use of the Properties after the Effective Time, including the owning, developing, exploring, operating or maintaining the Properties or the producing, transporting and marketing of Hydrocarbons from the Properties after the Effective Time; (b) the Obligation to plug and abandon the Wells; and (c) Buyer’s Environmental Liabilities (collectively, the “Assumed Liabilities”).

10.2.                     Sellers’ Retention of Liabilities and Obligations.  Upon Closing, such Seller shall retain and pay, perform, fulfill and discharge all of its respective Obligations arising out of, relating to, or attributable to, the following (collectively, the “Retained Liabilities”):

(a)                                 the performance of the Leases and the Contracts and the ownership, development, operation, and/or use of the Properties prior to the Effective Time, excluding, however, Buyer’s Environmental Liabilities, but including the responsibility for the accounting for, and disbursements to the owners of, royalties, overriding royalties, and other burdens on production, for the period prior to the Effective Time;

(b)                                 the ownership, development, operation, and/or use of the Excluded Properties at any time;

(c)                                  injury to or death of any person in connection with the ownership, development, operation, and/or use of the Properties prior to the Closing Date;

(d)                                 damages to or loss of any personal property in connection with the ownership, development, operation and/or use of the Properties prior to the Closing Date; and

(e)                                  the disposal at a location off of the Properties, or transportation from the Properties, prior to Closing, of any substances regulated by Environmental Laws.

10.3.                     Indemnification.  “Losses” shall mean any actual losses, costs, expenses (including court costs, reasonable fees and expenses of attorneys, technical experts and expert witnesses and the cost of investigation), liabilities, damages, demands, suits, claims, and sanctions of every kind and character (including civil fines) arising from, related to or reasonably incident to matters indemnified against; excluding however any special, consequential, punitive or exemplary damages, loss of profits incurred by a Party hereto or Loss incurred as a result of the indemnified party indemnifying a third party.

After the Closing, Buyer and Sellers shall indemnify each other as follows:

(a)                                 Sellers’ Indemnification of Buyer.  Each Seller, to the extent of such Seller’s ownership interest in the Properties, assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless Buyer, its officers, partners, employees and agents (the “Buyer Indemnified Parties”), from and against all Losses which arise directly or indirectly from or in connection with (i) the Retained Liabilities, (ii) any matter for which such Sellers have agreed to indemnify Buyer or the Buyer Indemnified Parties under this Agreement, and (iii) any breach by such Seller of any of such Seller’s representations, warranties or covenants hereunder.

(b)                                 Buyer’s Indemnification of Sellers.  Buyer assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless Sellers, their officers, directors, partners, managers, members, employees and agents (the “Seller Indemnified Parties”), from and against all Losses which arise directly or indirectly from or in connection with (i) the Assumed Liabilities, (ii) any matter for which Buyer has agreed to indemnify Sellers or the Seller Indemnified Parties under this Agreement, and (iii) any breach by Buyer of any of Buyer’s representations, warranties or covenants hereunder.

10.4.                     Procedure.  The indemnifications contained in Section 10.3 shall be implemented as follows:

(a)                                 Claim Notice.  The party seeking indemnification under the terms of this Agreement (“Indemnified Party”) shall submit a written “Claim Notice” to the other party (“Indemnifying Party”) which, to be effective, must be delivered prior to the end of the applicable survival period with respect to Claims related to a breach of representation or warranty and must state:  (i) to the extent reasonably possible, the amount of each payment claimed by an Indemnified Party to be owing, (ii) to the extent reasonably possible, the basis for such claim, with supporting documentation, and (iii) a list identifying, to the extent reasonably possible, each separate item of Loss for which payment is so claimed.  The amount claimed shall be paid by the Indemnifying Party to the extent required herein within thirty (30) days after receipt of the Claim Notice, or after the amount of such payment has been finally established as provided in 10.4(c), whichever last occurs.

(b)                                 Information.  Within seven (7) days after the Indemnified Party receives notice of a claim or legal action by a third party that may result in a Loss for which indemnification may be sought under this Article 10 (a “Claim”), the Indemnified Party shall give written notice of such Claim to the Indemnifying Party.  If the Indemnifying Party or its counsel so requests, the Indemnified Party shall furnish the Indemnifying Party with copies of all pleadings and other information with respect to such Claim.  At the election of the Indemnifying Party, which must be made within sixty (60) days after receipt of such notice and not thereafter, the Indemnified Party shall permit the Indemnifying Party to assume control of such Claim (to the extent only that such Claim, legal action or other matter relates to a Loss for which the Indemnifying Party is liable), including the determination of all appropriate actions, the negotiation of settlements on behalf of the Indemnified Party, and the conduct of litigation through attorneys of the Indemnifying Party’s choice; provided, however, that no such settlement can result in any liability or cost to the Indemnified Party for which it is entitled to be indemnified hereunder without its consent.  If the Indemnifying Party elects to assume control, (i) all reasonable expenses incurred by the Indemnified Party in connection with the investigation or defense of the Claim, legal action or other matter prior to the time the Indemnifying Party assumes control shall be reimbursed and paid by the Indemnifying Party, (ii) any expenses incurred by the Indemnified Party thereafter for investigation or defense of the matter shall be borne by the Indemnified Party except for reasonable expenses incurred in connection with providing information or assistance to the Indemnifying Party as required by sub (iii), and (iii) the Indemnified Party shall give all reasonable information and assistance, other than pecuniary, that the Indemnifying Party shall deem reasonably necessary to the proper defense of such Claim, legal action, or other matter but shall be reimbursed and paid for such expenses as provided for in sub (ii).  Before such election is made or in the absence of such an election, the Indemnified Party shall use its best efforts to defend any claim, legal action or other matter and shall be reimbursed and paid by the Indemnifying Party for all reasonable expenses incurred in such defense.  Before such election is made or in the absence of such election, the Indemnified Party may settle any Claim, legal action or other matter for which notice has been provided as required by 10.4(a), but only with the consent of the Indemnifying Party, which consent may not be unreasonably withheld. If such a Claim requires immediate action, both the Indemnified Party and the Indemnifying Party will cooperate in good faith to take appropriate action so as not to jeopardize defense of such Claim or either Party’s position with respect to such Claim.

(c)                                  Dispute.  If the existence of a valid Claim or amount to be paid by an Indemnifying Party is in dispute, the Parties agree to submit determination of the existence of a valid Claim or the amount to be paid pursuant to the Claim Notice to binding arbitration pursuant to the provisions of Article 11 except as otherwise provided in this Section 10.4.  Any payment due pursuant to the arbitration shall be made within fifteen (15) days of the arbitrators’ decision.

10.5.                     No Insurance; Subrogation.  The indemnifications provided in this Article 10 shall not be construed as a form of insurance.  Buyer and Sellers hereby waive for themselves, their successors or assigns, including, without limitation, any insurers, any rights to subrogation for Losses for which each of them is respectively liable or against which each respectively indemnifies the other, and, if required by applicable policies, Buyer and Sellers shall obtain waiver of such subrogation from its respective insurers.

10.6.                     Reservation as to Non-Parties.  Nothing herein is intended to limit or otherwise waive any recourse Buyer or Sellers may have against any non-Party for any obligations or liabilities that may be incurred with respect to the Properties.

10.7.                     LIMITATIONS ON DAMAGES.  NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES OF ANY OTHER PARTY ARISING OUT OF OR RELATING TO, IN ANY MANNER, THIS AGREEMENT, THE TRANSACTION CONTEMPLATED HEREUNDER, OR THE PROPERTIES; PROVIDED, HOWEVER THAT THIS WAIVER SHALL NOT AFFECT OR RELEASE ANY CLAIMS OF THIRD PARTIES (BEING PERSONS, ENTITIES OR GOVERNMENTAL AUTHORITIES WHO ARE NOT BUYER AND NOT A SELLER) FOR WHICH A PARTY IS OBLIGATED TO INDEMNIFY THE OTHER UNDER THIS AGREEMENT.

10.8.                     Occasional Sale.  Since this transaction is an isolated or occasional sale, no sales or transfer tax will be collected from Buyer.  If, however, this transaction is later deemed to be other than an occasional sale, Buyer agrees to be responsible, and shall indemnify and hold Sellers harmless, for any and all sales or transfer taxes or fees (including related penalty, interest or legal costs) due by virtue of this transaction on the Properties assigned and conveyed, and Buyer shall remit such sales or transfer taxes at that time. Sellers and Buyer agree to reasonably cooperate with each other in demonstrating that the requirements for an occasional or isolated sale or any other sales tax exemption have been met.

ARTICLE 11
ARBITRATION AND MEDIATION

In case of a disagreement between the Parties to this Agreement as to any right, obligation, term or provision hereof, including, without limitation, a Title Disputed Matter, Environmental Disputed Matter, or Accounting Disputed Matter involving a total disputed amount or claim(s) equal to or greater than $25,000.00 that cannot be reconciled by the Parties as provided herein, then either Party may provide notice to the other specifying with particularity the items of disagreement and a request that the matter be resolved by mediation.  Such notice shall include the name of a mediator acceptable to the Party requesting mediation.  If the dispute is not resolved by mediation to the satisfaction of the Parties, or if the Parties are unable to agree upon a mediator, within thirty (30) days after receipt of such written notice, then any such dispute shall be settled by arbitration and the results of such arbitration shall be binding upon both Parties in all respects as set forth below. Arbitration may be initiated by written notice from either Party to the other that the previously noticed dispute has not been resolved by mediation and is being submitted to arbitration under the terms of this Agreement.  A single arbitrator shall be chosen by the Parties to the dispute by submitting names of eleven (11) arbitrators experienced in the area of the dispute from a listing of twenty (20) arbitrators supplied by the American Arbitration Association.  Said selection by both Parties shall take place within ten (10) days after the Parties have received the listing from the American Arbitration Association.  The lists of the Parties shall be compared, and the first name to appear on both lists shall be the arbitrator of the dispute.  Should either Party fail or refuse to submit a list of eleven arbitrators, then the other Party shall select an arbitrator who shall be the sole arbitrator and shall resolve the dispute as set out herein.  All arbitrators shall be individuals who have had prior experience in oil and gas exploration and production and shall function as independent and neutral arbitrators.  In the selection of arbitrators, the Parties shall take into consideration the nature of the matter submitted for arbitration.  (Thus, for example, professional engineers should be selected to arbitrate issues which are primarily engineering in nature, oil and gas title attorneys should be selected to arbitrate Title Disputed Matters, environmental attorneys experienced in oil and gas remediation issues should be selected to arbitrate Environmental Disputed Matters, and accountants who are members of the Council of Petroleum Accountants Societies should be selected to arbitrate Accounting Disputed Matters.)  Arbitrations under this paragraph shall be conducted under the Texas Arbitration Statute (Vernon’s Ann. Tex. Civ. St. Arts. 224 to 238-6) and shall apply Texas law.  All matters concerning the conduct of the arbitrators shall be governed by the provisions of the American Arbitration Association.  No dispute related to this Agreement shall be brought before any court of law or equity; however, judgment upon the award or decision rendered by the arbitrators may be entered in any court having jurisdiction.  Any decision rendered by such arbitrator pursuant hereto shall be final, conclusive and binding on the Parties and will be enforceable against the Parties in any court of competent jurisdiction.  The costs of such arbitrator appointed pursuant to the provisions of this Article 11 shall be borne one-half by Buyer and one-half by Sellers.  This Article 11 shall survive the Closing or the termination of this Agreement.

ARTICLE 12
MISCELLANEOUS

12.1.                     Notices.  All notices required or permitted under this Agreement shall be in writing, and any notice hereunder shall be deemed to have been made when delivered whether by: (i) hand; (ii) overnight delivery service; (iii) telecopy; (iv) electronic or (v) first class certified U.S. mail, postage prepaid, with return receipt requested, to the address as set forth below.  Either Party may, by written notice deliver to the other, change the address to which notices shall be delivered.  Notwithstanding anything to the contrary herein, delivery of any such notice to [Company 1] as provided in this Section 12.1 shall constitute delivery of such notice to Agent (as defined herein) and to all Sellers.

Athlon Holdings LP

420 Throckmorton, Suite 1200

Fort Worth, Texas 76102

Fax: (817) 984-8217

Phone: (817) 984-8200

email: RPlemons@athlonenergy.com

Attention: Mr. James R. Plemons

[Company 1] LP

[Address]

Midland, Texas 79701

Fax: [Number]

Phone:  [Number]

email: [Email]

Attention:  [Name]

12.2.                     Reservations and Exceptions.  Subject to Buyer’s rights under Article 4 hereof and Sellers’ representations and warranties in this Agreement and the Assignment, the sale and purchase of the Properties hereunder is made subject to all reservations, exceptions, limitations, contracts and other burdens or instruments which are of record in real property records of the county where the Properties are located or of which Buyer has actual or constructive notice, including any matter included in the materials made available by Sellers to Buyer prior to the Defect Deadline.

12.3.                     Entire Agreement.  The Exhibits and Schedules referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement.  This Agreement (including the Exhibits and Schedules hereto), the Escrow Agreement, the Assignment, the Transition Services Agreement, and other instruments delivered at Closing state the entire agreement between Buyer and Sellers with respect to the subject matter hereof, and supersede all other agreements, either written or oral, between Sellers and Buyer concerning the sale and purchase of the Properties.  This Agreement may be supplemented, altered, amended, modified or revoked in writing only, signed by all of the Parties.  No material representation, warranty, covenant, agreement, promise, inducement or statement, whether oral or written, has been made by Sellers or Buyer and relied upon by the other that is not set forth in this Agreement or in the instruments referred to herein, and neither Sellers nor Buyer shall be bound by or liable for any alleged representation, warranty, covenant, agreement, promise, inducement or statement not so set forth.

12.4.                     Survival. All representations, warranties and covenants made herein by Buyer and Seller shall be continuing and shall be true and correct on and as of the Closing Date with the same force and effect as if made at that time and all such representations, warranties and covenants shall, subject to the limitations set forth below, survive the Closing and deliverance of the Assignment for a period of six (6) months, except that the covenants of Seller (a) in Section

10.2(a) regarding indemnity for (i) accounting for, and disbursements to the owners of, royalties, overriding royalties and other burdens on production from or attributable to the Properties for the period prior to the Effective Time, and (ii) all severance, production, excise, occupation or personal or real property taxes that are based upon or measured by the ownership or operation of the Properties or the production of hydrocarbons therefrom for the period prior to the Effective Time, shall each survive the Closing for the applicable statute of limitations, and (b) in Section 6.5 shall survive the Closing indefinitely.  Notwithstanding the foregoing, the representations and warranties of Seller under Article 5.1(d) shall terminate immediately upon Closing and any liability of Seller (or any party claimed to be liable by, through or under Seller) for damages, losses or costs alleged to arise from the breach, falsity, failure or violation of the representations and warranties under Article 5 shall be limited to the allocated Purchase Price for the affected Property or Properties.

12.5.                     Assignability.  This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns; provided, however, neither Buyer or Sellers may, prior to the Closing, assign its rights or delegate its duties or obligations under this Agreement without the prior written consent of the other Party.

12.6.                     Publicity.  Each Party shall provide a copy of any public release concerning this Agreement or the transactions contemplated by this Agreement to the other Party not less than four (4) business hours prior to issuing such public release; provided, however, (i) if a Party desires to issue any such public release prior to the opening of the New York Stock Exchange on any day, then such Party shall only be required to provide a copy of such public release to the other Party no later than 5:00 p.m., Central Time, on the day before the issuance of such public release, (ii) if applicable law, Governmental Authority or the New York Stock Exchange requires the prior issuance of any such public release, then such public release can be issued without providing such prior notice to the other Party, and (iii) such public release shall not use one Party’s name without the other Party’s consent.

12.7.                     Further Assurance.  After Closing, each of the Parties shall execute, acknowledge and deliver to the other such further instruments, and take such other actions as may be reasonably necessary to carry out the provisions of this Agreement.  However, subject to the timely delivery at Closing of the transfer orders or letters in lieu described in Section 7.4(d), Buyer shall assume all responsibility for notifying the purchaser of oil and gas production from the Properties, and such other designated Persons who may be responsible for disbursing payments for the purchase of such production, of the change of ownership of the Properties.  Sellers shall take all actions necessary to effectuate the transfer of such payments to Buyer as of the Effective Time.

12.8.                     Destruction.  For a period of two (2) years after the Closing Date (or for such longer period as may be required by law or governmental regulation), Buyer shall not intentionally destroy or give up possession of any original or final copy of the documents delivered by Sellers to Buyer hereunder without first offering Sellers the opportunity (by delivery of written notice to Sellers), at Sellers’ expense, to obtain such original or final copy or a copy thereof.

12.9.                     Headings.  The headings are for guidance only and shall have no significance in the interpretations of this Agreement.

12.10.              Counterpart Execution.  This Agreement may be executed by Buyer and Sellers in any number of counterparts, no one of which need be executed by all Parties.  Each of such counterparts shall be deemed an original instrument, and all counterparts shall together constitute but one and the same instrument.  This Agreement shall become operative when each Party has executed at least one counterpart. The return of executed documents by facsimile or electronic transmission shall be effective between the Parties and shall be followed by the return of executed originals.

12.11.              Severance.  If any provision of this Agreement shall be determined void, illegal or unenforceable, all of the other provisions of this Agreement shall remain in full force and effect, and the provision or provisions that are determined to be void, illegal or unenforceable shall be limited so that they shall remain in effect to the extent permitted by law.

12.12.              Relationship of the Parties.  This Agreement does not create and shall not be construed to create a partnership, association, joint venture or a fiduciary relationship of any kind or character between any Parties (including one Seller to another Seller or Seller to Buyer) and shall not be construed to impose any duty, obligation or liability arising from such a relationship by or with respect to either Party.

12.13.              No Third-Party Beneficiaries.  This Agreement is not intended to confer upon any Person not a Party any rights or remedies hereunder, and no Person other than the Parties is entitled to rely on any representation, covenant or agreement contained herein.

12.14.              Governing Law.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REFERENCE TO CONFLICT OF LAWS.  THE PARTIES AGREE THAT ANY LITIGATION RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT MUST BE BROUGHT BEFORE AND DETERMINED BY A COURT OF COMPETENT JURISDICTION IN MIDLAND COUNTY, TEXAS.

12.15.              Audit Rights.  Sellers agree to make available to Buyer, prior to and for a period of twelve (12) months following Closing, any and all existing information and documents in the possession of Sellers that Buyer may reasonably require to comply with Buyer’s tax and financial reporting requirements and audits.  Without limiting the generality of the foregoing, Sellers will use their commercially reasonable efforts after execution of this Agreement and for twelve months following Closing to cooperate with the independent auditors chosen by Buyer (“Buyer’s Auditor”) in connection with their audit of any annual revenue and expenses statements of the Properties that Buyer or any of its affiliates requires to comply with their tax and financial reporting requirements, and their review of any interim quarterly revenue and expense statements of the Properties that Buyer requires to comply with such reporting requirements.  Buyer’s cooperation will include (i) such reasonable access to Sellers’ employees who were responsible for preparing the revenue and expense statements and work papers and other supporting documents used in the preparation of such financial statements as may be required by Buyer’s Auditor to perform an audit in accordance with generally accepted auditing standards, and (ii) delivery of one or more customary representation letters (in substantially the form previously approved by Sellers and Buyer) from Sellers to Buyer’s Auditor that are requested by Buyer to allow such auditors to complete an audit (or review of any interim quarterly financials), and to issue an opinion that in Buyer’s experience is acceptable with respect to an audit or review of those revenue and expense statements required pursuant to this Section 12.15.  Buyer will reimburse Sellers, within three (3) business days after demand therefor, for any reasonable out-of-pocket and overhead costs with respect to any costs incurred by Sellers in complying with the provisions of this Section 12.15.

12.16.              Non-Disclosure of Purchase Price.  The Parties, and the marketing agents and their respective officers, directors, partners, managers, members, employees, agents, and marketing agents agree that the Purchase Price, Allocated Value and the Adjusted Purchase Price will not be included in any notifications, public announcements, or public releases.

ARTICLE 13
SELLER GROUP DEFINED & AUTHORIZATIONS

13.1.                     [Seller Group] Defined.  Through and under agreements and/or assignments of various dates, the following parties (listed below in this Section 13.1) currently own interests in the Properties:

[List of Names]

(collectively, the “[Seller Group]”).

13.2.                     [Seller Group] Authorization.  Upon execution of this Agreement, each listed individual member of the [Seller Group] is a Seller for all purposes under this Agreement.  However, to simplify the distribution of the Purchase Price and to help facilitate the performance under this Agreement, each individual member of the [Seller Group] hereby appoints and authorizes, without the necessity of further consultation, [Seller] Management LLC, a Texas limited liability company (the “Agent”) to act as agent on its behalf in the administration of this Agreement and the Escrow Agreement, including, without limitation, having the authority (i) to handle all Title Defect and Environmental Defect issues under this Agreement, (ii) to negotiate any adjustments to the Purchase Price, (iii) to accept the Purchase Price (as finally adjusted), (iv) to re-distribute to each individual member of the [Seller Group] its allocated pro rata share of the Purchase Price, (v) to provide each individual member of the [Seller Group] the subsequent final accounting, (vi) to receive notices and communications, and (vii) to be bound by any decisions consistent with those made by [Company 1] to complete the Closing or termination of this Agreement.  In regard to the matters set forth in this Section 13.2, Buyer shall be entitled to rely on the instructions it receives from the Agent, and Buyer shall have no liability to any member of the [Seller Group] if Buyer shall act in compliance with such instructions with regard to these matters.  Each individual member of the [Seller Group] also specifically agrees with the allocation of the unadjusted Purchase Price set forth in Section 3.1(b).  Buyer will have no responsibility to look beyond the Agent with respect to any decision made or payment received by the Agent in its capacity as such agent (including, without limitation, Buyer shall have no obligation for the disbursement of the Purchase Price to, or the allocation thereof among, the parties constituting the [Seller Group]).  By its execution of this Agreement, the Agent acknowledges its agreement to act as agent for the parties constituting [Seller Group] pursuant to this Section 13.2.  At Closing, each member of the [Seller Group] shall provide an executed Assignment and Bill of Sale, in the form attached as Exhibit “B”, which will convey its respective interest in the Properties.  Any portion of the Purchase Price attributable to the interests owned by the [Seller Group] will be wired in accordance with the instructions given to Buyer pursuant to Section 3.1(c) of this Agreement.

[Signature pages follow.]

SELLERS:

[COMPANY 1] LP	[SELLER] MANAGEMENT LLC
By: [Seller] Management LLC	in its capacity as Agent for [Seller Group]
Its General Partner

By:		By:
	[Name]		[Name]
	President & COO		President & COO

[SELLER LLC]

By:
[Name]
President & COO

[SELLER GROUP]:

[GROUP MEMBER 1]	[GROUP MEMBER 2]

By:	By:
[Name]		[Name]
President & CEO		President

[GROUP MEMBER 3]		[GROUP MEMBER 4]

By:		By:
	[Name]		[Name]
	President		Manager

[GROUP MEMBER 5]		[GROUP MEMBER 6]

By:		By:
	[Name]		[Name]
	Manager		Manager

[SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT]

[GROUP MEMBER 7]
[GROUP MEMBER 8]

By:		By:
	[Name]		[Name]
	Vice President		President

[Group Member 9]	[Group Member 10]

[Group Member 11]	[Group Member 12]

[Group Member 13]

[GROUP MEMBER 14]

By:
[Name]	[Name]
Vice President

[SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT]

BUYER:

ATHLON HOLDINGS LP

By:	/s/ Nelson K. Treadway
Name: Nelson K. Treadway
Title: Senior Vice President

[SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT]